Filed by Paramount Gold and Silver Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Paramount Gold and Silver Corp.
Commission File No.: 001-33630

PARAMOUNT GOLD AND SILVER INTERSECTS GOLD AND SILVER MINERALIZATION AT RECENTLY DISCOVERED DANA VEIN, ADJACENT TO DON ESE DEPOSIT AND COEUR’S GUADALUPE MINE

DN-006 intercepted 8.4 meters of 685.6 g/T of Ag (20 ounces per ton) and 1.09 g/T of Au

Winnemucca, Nevada – January 6, 2015 -Paramount Gold and Silver Corp. (NYSE/TSX: PZG) ("Paramount") announced today that assays from six new core holes drilled into the Dana Vein have intercepted gold and silver mineralization. The Dana target, discovered by Paramount earlier this year, is strategically located between the high grade Don Ese deposit and Coeur Mining’s Guadalupe mine which is just 800 meters to the west.

A total of eight holes have now been drilled at Dana, all returning significant precious metal values. Drill holes DN-003, DN-006 and DN-007 appear to have found the main Dana structure where it has widths ranging from 7 to 12 meters, which indicates the structure is conducive for underground mining. These holes contain intercepts with exceptional silver values and, thus far, moderate gold grades. Additional narrower crosscutting veins have also been intersected in the drilling. Three dimensional modeling conducted by Paramount geologists shows that that the main Dana structure is probably an offshoot from the southern portion of Don Ese.  Dana has a recognized strike of close to 500 meters and is open in all directions, with the potential for an additional 500 meters of strike (see plan view below).

Key intercepts from the most recent Dana drill holes are as follows:

Hole #	Area	Total Length (m)	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
DN-002B	DANA	594.00	492.05	501.80	9.75	0.11	57.0
		406.70	342.35	350.20	7.85	0.23	224.4
DN-003	DANA	Including	347.05	348.75	1.70	0.41	437.0
			364.50	370.85	6.35	0.06	31.9
			388.10	388.70	0.60	0.06	60.3
DN-004	DANA	658.15	210.10	211.05	0.95	0.00	225.0
		606.40	556.50	558.20	1.70	0.48	12.1
DN-005	DANA		561.80	562.75	0.95	1.35	41.9
			590.85	600.10	9.25	1.03	4.0
		Including	598.20	600.10	1.90	1.74	5.7
		520.90	294.15	294.70	0.55	0.03	85.3
			299.15	299.75	0.60	0.10	95.0
DN-006	DANA		304.20	311.50	7.30	0.35	176.4
			426.50	434.90	8.40	1.09	685.6
		Including	432.65	434.90	2.25	4.00	2520.4
		Including	432.65	433.35	0.70	5.23	5960.0
		557.30	253.65	255.40	1.75	0.01	70.0
DN-007	DANA		267.50	268.00	0.50	0.01	148.0
			367.30	379.65	12.35	0.85	233.1
		Including	367.30	371.90	4.60	1.74	333.8
		Including	378.90	379.65	0.75	0.47	561.0
			447.50	448.70	1.20	0.91	27.1

These holes were drilled to intersect the structures at right angles and are therefore thought to approximate true widths.

Commenting on the results, Paramount CEO Christopher Crupi noted that the Dana discovery is ideally located for early exploitation as part of the Don Ese quartz vein system. “We believe the Dana structure could add further value to the proposed acquisition of Paramount by Coeur Mining (NYSE: CDE). Mining of the Dana deposit would take advantage of the existing infrastructure that will be in place when Coeur mines the Don Ese and Independencia deposits. This is an exciting development because it has the potential to add additional mineralized material which could extend the mine life of Coeur’s Palmarejo complex.”

Paramount and Coeur Mining, Inc. have entered into an agreement and plan of merger, dated as of December 16, 2014 (the "Merger Agreement") pursuant to which Coeur will acquire all of the issued and outstanding shares of common stock of Paramount and the San Miguel Project (the "Merger").  As a condition to closing the Merger, the shares of Paramount’s subsidiary holding its Nevada mining assets will be spun-off to holders of Paramount’s common stock.

Pursuant to the Merger Agreement, Coeur will acquire each share of outstanding Paramount common stock from Paramount’s stockholders in exchange for 0.2016 of a share of Coeur common stock. In addition, Paramount stockholders will receive their pro rata share of the outstanding shares of an existing subsidiary or a newly incorporated subsidiary ("SpinCo") of Paramount. SpinCo will hold Paramount’s interest in the Sleeper Gold, Mill Creek and Spring Valley Projects in Nevada and will be capitalized with $10 million in cash from Coeur. Upon completion of the Merger, Paramount stockholders will hold, in aggregate, a 95.1% interest in SpinCo and Coeur will hold the remaining 4.9%. The Merger is subject to regulatory and stockholder approval.

NI 43-101 Disclosure

Exploration activities at San Miguel are being conducted by Paramount Gold de Mexico S.A de C.V personnel under the supervision of Glen van Treek, Exploration Vice President of the Company and Bill Threlkeld, a Qualified Person as defined by National Instrument 43-101, who have both reviewed and approved this press release.  An ongoing quality control/quality assurance protocol is being employed for the program including blank, duplicate and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at ALS Chemex and Acme Laboratories, Vancouver, B.C., using fire assay atomic absorption methods for gold and aqua regia digestion ICP methods for other elements.

About Paramount
Paramount is a U.S.-based exploration and development company with multi-million ounce advanced stage precious metals projects in northern Mexico (San Miguel) and Nevada (Sleeper). Fully-funded exploration and engineering programs are now in progress at these two core projects which are expected to generate substantial additional value for our shareholders.

The San Miguel Project consists of over 100,000 hectares (over 247,000 acres) in the Palmarejo District of northwest Mexico, making Paramount the largest claim holder in this rapidly growing precious metals mining camp. The San Miguel Project is ideally situated near established, low cost production where the infrastructure already exists for early, cost-effective exploitation. The San Miguel Project does not contain any known reserves and any planned drilling program is exploratory in nature.

The Sleeper Gold Project is located off a main highway about 25 miles from the town of Winnemucca. In 2010, Paramount acquired a 100% interest in the project including the original Sleeper high-grade open pit mine operated by Amax Gold from 1986 to 1996 as well as staked and purchased lands now totaling 2,570 claims and covering about 47,500 acres which stretch south down trend to Newmont’s Sandman project. This acquisition is consistent with the Company's strategy of district-scale exploration near infrastructure in established mining camps. The Sleeper Gold Project does not contain any known reserves and any planned drilling program is exploratory in nature.

Safe Harbor for Forward-Looking Statements:
This release and related documents may include "forward-looking statements" including, but not limited to, statements related to the proposed acquisition of Paramount by Coeur Mining, the interpretation of drilling results and potential mineralization, future exploration work at the San Miguel Project and the expected results of this work and mineralized material estimates. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as "believes," "plans," "anticipates," "expects," "estimates" and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the SEC.

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information
The joint proxy statement included in the registration statement on Form S-4 that Coeur plans to file with the SEC and that Paramount will mail to its stockholders will contain information about Paramount, the San Miguel Project, Coeur, the Merger Agreement and related matters. Stockholders are urged to read the joint proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the Merger. In addition to receiving the joint proxy statement from Paramount by mail, stockholders will also be able to obtain the joint proxy statement, as well as other filings containing information about Paramount and Coeur, without charge, from the SEC's website (www.sec.gov) or, without charge, from Paramount at the telephone number and address below. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Paramount. Paramount and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Paramount's stockholders with respect to the proposed merger. Information regarding any interests that Paramount's executive officers and directors may have in the merger will be set forth in the joint proxy statement. Copies of the Merger Agreement and certain related documents were filed by Paramount with the SEC on December 18, 2014 on Form 8-K and are available at the SEC's website at www.sec.gov.

Paramount Gold and Silver Corp.
Glen Van Treek, VP Exploration
Chris Theodossiou, Investor Relations
866-481-2233